Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

January 4, 2017

FILED VIA EDGAR

Mr. David Manion
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Ultimus Managers Trust (the “Trust”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Forms N-CSR

Dear Mr. Manion:

Set forth below are the Trust’s responses to oral comments provided by the Division of Investment Management’s staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 30, 2016, to the Trust’s annual shareholder reports on Form N-CSR for the fiscal years ending February 29, 2016 and August 31, 2016. For your convenience, the Staff’s comments are below in italics, followed by the Trust’s response.

FORM N-CSR COMMENTS

1.
In the presentation of Financial Highlights, the Staff notes that some of the funds disclose financial ratios that are not listed in Item 13(a) of Form N-1A. Please confirm that the Trust will only include in the financial highlights those ratios listed in Item 13(a) and that the Trust will limit disclosure of any additional ratios to the footnotes of the Financial Highlights.

Response: The Trust believes that the additional ratios represent useful information to shareholders and placing these ratios in the Financial Highlight tables makes the information more accessible; it therefore respectfully declines to move the information to the footnotes of the Financial Highlights.

2.	For funds that engage in short sales, please confirm whether the funds are reinvesting the proceeds from short sales.

Response: The Trust confirms that the only fund that currently reinvests proceeds from any short sales is the Barrow Long/Short Opportunity Fund; all other funds in the Trust that engage in short sales do not reinvest the proceeds from such sales.

3.
For future shareholder reports, please confirm that the Trust will consider including a Statement of Cash Flows if a particular fund is not exempt from including one according to FASB ASC 230-10-5-15-4.

Response: The Trust confirms that it will consider including a Statement of Cash Flows if a particular fund is not exempt from including one.

4.
For the funds that engage in short sales, please confirm that the short sales were adequately collateralized. Additionally, please consider disclosing coverage amounts in future shareholder reports (e.g., a note to the financial statements that includes information on the amounts pledged to cover short positions).

Response: The Trust has policies and procedures in place to confirm that each fund that engages in short sales adequately collateralized its short positions. Based on these procedures, the Trust confirms that the short sales were adequately covered. Additionally, the Trust will consider adding disclosure about such coverage amounts to subsequent shareholder reports.

5.
For each of the Galapagos Partners Select Equity Fund (GPSIX), Lyrical U.S. Value Fund, and Lyrical Hedged U.S., please confirm that the fund did not make any purchase that accounted for more than 5% of the fund’s net assets at the time of the acquisition (i.e., that the fund complied with the diversification requirements under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”)).

Response: The Trust confirms that these funds complied with the diversification requirement under Subchapter M of the Code.

Castlemaine Funds

6.	Please explain how each Castlemaine Fund’s benchmark complies with Items 4(b)(2)(iii) and 27(b)(7) of Form N-1A, including Instruction 5 to Item 27(b)(7).

Response: Instruction 5 to Item 27(b)(7) of Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Commission has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”1 In the case of the Castlemaine Funds, the Trust believes that each HFRX index meets the definition of an “appropriate broad-based securities market index” within the meaning of the Form N-1A because each index reflects the fund’s investment objective and principal investment strategies, is broad enough to be recognized throughout the industry, and is calculated and administered by an organization unaffiliated with the Castlemaine Funds, their investment adviser, and their principal underwriter.

Accordingly, the Trust believes that each index provides investors with a basis for evaluating the relevant fund’s performance and risks relative to the market, and is, therefore, consistent with the requirements of Form N-1A and the Commission’s guidance cited above.

7.
The Staff notes that the Castlemaine Emerging Markets Opportunities Fund (the “Emerging Markets Fund”) and Castlemaine Event Drive Fund (the “Event Driven Fund”) are investing in options, but there is no mention of these types of investments in each fund’s principal investment strategy. Please consider updating each fund’s principal investment strategy to include investments in options.

Response: The Trust notes that since the value of each fund’s investment in options was generally less than 2% of the fund’s net assets, the Trust does not consider such investments to be principal investments that should be disclosed in the fund’s principal investment strategy. The Trust also notes that the funds’ Statement of Additional Information allows them to invest in options on a non-principal basis. The Trust confirms that it will update its disclosure accordingly if either fund invests in such instruments on a principal basis.

[1]	Registration Form Used by Open-End Management Investment Companies, Investment Co. Act Rel. No. 23064 (Mar. 13, 1998).

8.
The Staff notes that the Statement of Assets and Liabilities (“SAL”) for the Emerging Markets Fund and Event Driven Fund includes a caption for payables to the prime broker, but such amounts do not correlate with the asset coverage requirement for short sales. Please consider providing disclosure that allows investors to verify that this amount, along with any assets used to cover the short positions, is sufficient to meet the funds’ obligations under these types of financial transactions.

Response: As stated in the response to Comment 4, the Trust will consider adding disclosure about such coverage amounts to subsequent shareholder reports.

9.
The Staff also notes that the SAL includes a caption for “[D]eposits with brokers for securities sold short, written options and futures contracts”. Please consider separating each component of this caption into sub-captions.

Response: In future shareholder reports, the Trust will consider separating the various accounts for deposits with brokers on the SAL.

10.	The Staff also notes that the Statement of Cash Flows for the Castlemaine Funds includes a “return of capital adjustment”. Please explain this adjustment and how the Trust accounts for it.

Response: The “return of capital adjustments” on the Statement of Cash Flows represent miscellaneous cost adjustments during the period related to corporate actions and portfolio activity.

11.
Accounting Standard Codification 815: Derivatives and Hedging (“ASC 815”) requires certain disclosure related to derivatives and associated risk. That Staff notes that the Trust did not included such disclosures in the notes to its financial statements in terms of what the Funds are permitted to do, rather than what the Funds actually did. Please ensure that the Trust’s derivative disclosure in Form N-CSR conforms to ASC 815.

Response: In future reports, the Trust will ensure that the derivatives disclosure will specifically discuss what hedging strategies the funds engaged in during the period.

TopTurn OneEighty Fund (the “TopTurn Fund”)

12.
The Staff notes that there appears to be an error in the return for the S&P 500® for the 12-month period ended August 31, 2016, as included in page 3 of the Topturn Fund’s annual report. Please confirm whether the correct return was reported.

Response: The Trust confirms that the return for the S&P 500® was correct for the period from September 1, 2015 through August 31, 2016. The return was not for the full 1 year period ended August 31, 2016.

13.	Please explain in correspondence what the name “TopTurn OneEighty” means and discuss how it conforms to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The phrase “TopTurn OneEighty” refers to a surfing technique in which the surfer turns his or her board 180 degrees at the top of a breaking wave. Since this phrase does not indicate or emphasize a particular type of investment or industry, the Trust does not believe it implicates Rule 35d-1.

August 31 Fiscal Year End Funds

14.
The Staff notes that the audited shareholder report for the fiscal year ended August 31, 2016, is dated October 31, 2016 (the 61st day following the end of the fiscal year). Please confirm that the report was submitted no later than the 60th day following the end of the fiscal year, as required by Rule 30(e)(1)(c) under the 1940 Act.

Response: The Trust filed the annual report with the Commission (via EDGAR) on Monday, October 31, 2016 because the 60th day was on Sunday, October 30, 2016. Under Rule 0-2 of the 1940 Act, if the filing date for an annual report is a weekend day or holiday, then the registrant has until the next business day to submit the report. The Trust, therefore, believes it has complied with the filing requirements under the 1940 Act, including Rule 30e-1.

Thank you for your comments. If you have any questions please contact Ms. Jennifer Leamer at (513) 346-4176 or Mr. Bo Howell at (513) 587-3454.

Very truly yours,

/s/ Jennifer L. Leamer	/s/ Bo J. Howell
Jennifer L. Leamer Treasurer	Bo J. Howell Secretary